UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

American Assets Trust, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

024013 10 4
(CUSIP Number)

Ernest S. Rady
Ernest Rady Trust U/D/T March 10, 1983
11455 El Camino Real, Suite 200
San Diego, California 92130
(858) 350-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

SCHEDULE 13D

CUSIP No. 024013 10 4			Page 2 of 11
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) American Assets, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,469,591 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 6,469,591 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,469,591 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14		TYPE OF REPORTING PERSON* CO

CUSIP No. 024013 10 4	Page 3 of 11

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ernest Rady Trust U/D/T March 10, 1983
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO, AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,389,405 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 22,389,405 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,389,405 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14		TYPE OF REPORTING PERSON* OO

CUSIP No. 024013 10 4	Page 4 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ernest S. Rady
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,181,536 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 23,181,536 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,181,536 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 024013 10 4	Page 5 of 11

Preliminary Note

This Schedule 13D/A constitutes the fourth amendment (this “Amendment”) to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on January 20, 2011 (the "Original Schedule") as subsequently amended by the first amendment thereto filed on January 12, 2015 (the "First Amendment"), the second amendment thereto filed on June 20, 2017 (the "Second Amendment") and the third amendment thereto filed on November 28, 2017 (the "Third Amendment" and together with the Original Schedule, First Amendment and Second Amendment are collectively referred to herein as, the "Schedule 13D"), relating to shares of Common Stock, par value $0.01 per share, of American Assets Trust, Inc. (“Shares”), a Maryland corporation (the “Company”). Terms defined in the Schedule 13D are used herein as so defined. Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.

Item 3.    Source and Amount of Funds or Other Consideration.

The information in Item 3 is hereby amended and supplemented as follows:

This Statement relates to the acquisition by the Reporting Person (or its affiliates) from one or more sellers in the open market of 602,992 Shares (excluding dispositions and transfers) since the Third Amendment. The Reporting Person purchased the 602,992 shares above for aggregate consideration of $20,120,054 (excluding brokerage commissions) using the source of funds described in Item 4 of the cover page hereof.

Item 4.	Purpose of Transaction.

The information in Item 4 is hereby amended and supplemented as follows:

The purpose of the acquisition of the Shares is for investment.  Ernest Rady and his affiliates, including Ernest Rady Trust U/D/T March 10, 1983 (“ERT”) and American Assets, Inc., own approximately 37.4% of the Company based upon 62,034,578 Shares outstanding (the sum of 47,204,588 Shares outstanding as of February 16, 2018, as reported by the Company in its Annual Report on Form 10-K for the year ended December 31, 2017 (“Form 10-K”), and 14,829,990 OP Units owned by Mr. Rady and his affiliates, and assuming that (i) OP Units beneficially owned by Mr. Rady are exchanged for Shares, regardless of whether such OP Units are currently exchangeable and (ii) no other party’s OP Units are converted).

CUSIP No. 024013 10 4	Page 6 of 11

Item 5.	Interest in Securities of the Issuer.

The information in Item 5 is hereby amended and restated as follows:

Ernest S. Rady

(a),(b)    The information set forth in Rows 7 through 13 of the cover page hereto for Ernest S. Rady is incorporated herein by reference.   Amounts include (a) 5,374,833 Shares and 9,720,409 OP Units held by ERT, for which Mr. Rady is the trustee; (b) 1,360,010 Shares and 5,107,577 OP Units held by American Assets, Inc., which is directly controlled by Mr. Rady; (c) 2,004 OP Units held by ICW Group Holdings, Inc. (formerly Western Insurance Holdings, Inc.), which is directly controlled by Mr. Rady; (d) 624,572 Shares held by Insurance Company of the West, which is directly controlled by Mr. Rady; (e) 200,000 Shares held by Explorer Insurance Company, which is directly controlled by Mr. Rady; (f) 32,000 Shares held by Evelyn Shirley Rady Trust U/D/T March 10, 1983, for which Mr. Rady is the trustee; (g) 597,341 Shares held by Rady Family Foundation dated August 2, 2002, for which Mr. Rady is the trustee; (h) 105,290 restricted Shares; and (i) 57,500 shares held in the Ernest Rady IRA. Mr. Rady disclaims beneficial ownership of such Shares and OP Units, except to the extent of his pecuniary interest therein.

The percentage amount set forth in Row 13 for the cover page hereto for Ernest S. Rady is calculated based upon 62,034,578 Shares outstanding (the sum of 47,204,588 Shares outstanding as of February 16, 2018, as reported by the Company in its Form 10-K, and 14,829,990 OP Units owned by Mr. Rady and his affiliates, assuming that (i) OP Units beneficially owned by Mr. Rady are exchanged for Shares, regardless of whether such OP Units are currently exchangeable and (ii) no other party’s OP Units are converted). Further note that the percentage amount set forth in Row 13 does not reflect the ownership limitation of 19.9% in value or in number of shares, whichever is more restrictive, of the Company’s outstanding common stock, based on restrictions in the Company’s charter.

(c)    The dates and the number of Shares involved for all transactions in the Shares by Ernest Rady in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference.
(d)    None.
(e)    Not applicable.

Ernest Rady Trust U/D/T March 10, 1983

(a),(b)    The information set forth in Rows 7 through 13 of the cover page hereto for ERT is incorporated herein by reference.   Amounts include (a) 5,374,833 Shares and 9,720,409 OP Units held by ERT, (b) 1,360,010 Shares and 5,107,577 OP Units held by American Assets, Inc., which is controlled by ERT, (c) 2,004 OP Units held by ICW Group Holdings, Inc., which is indirectly controlled by ERT, (d) 624,572 Shares held by Insurance Company of the West, which is controlled by ERT, and (e) 200,000 Shares held by Explorer Insurance Company, which is controlled by ERT. ERT disclaims beneficial ownership of such Shares and OP Units, except to the extent of its pecuniary interest therein.

The percentage amount set forth in Row 13 for the cover page hereto for ERT is calculated based upon 62,034,578 Shares outstanding (the sum of 47,204,588 Shares outstanding as of February 16, 2018, as reported by the Company in its Form 10-K, and 14,829,990 OP Units owned by ERT and its affiliates, assuming that (i) OP Units beneficially owned by ERT are exchanged for Shares, regardless of whether such OP Units are currently exchangeable and (ii) no other party’s OP Units are converted). Further note that the percentage amount set forth in Row 13 does not reflect the ownership limitation of 19.9% in value or in number of shares, whichever is more restrictive, of the Company’s outstanding common stock, based on restrictions in the Company’s charter.

(c)    The dates and the number of Shares involved for all transactions in the Shares by ERT in the past 60 days are set forth on Schedule B hereto and are incorporated herein by reference.

(d)    Ernest S. Rady has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by ERT as reported herein.

CUSIP No. 024013 10 4	Page 7 of 11

(e)    Not applicable.

American Assets, Inc.

(a),(b)    The information set forth in Rows 7 through 13 of the cover page hereto for American Assets, Inc. is incorporated herein by reference.   Amounts include (a) 1,360,010 Shares and 5,107,577 OP Units held by American Assets, Inc. and (b) 2,004 OP Units held by ICW Group Holdings, Inc., which is controlled by American Assets, Inc. American Assets, Inc. disclaims beneficial ownership of such Shares and OP Units, except to the extent of its pecuniary interest therein.

The percentage amount set forth in Row 13 for the cover page hereto for American Assets, Inc. is calculated based upon 52,314,169 Shares outstanding (the sum of 47,204,588 Shares outstanding as of February 16, 2018, as reported by the Company in its Form 10-K, and 5,109,581 OP Units owned by American Assets, Inc. and its affiliates, assuming that (i) OP Units beneficially owned by American Assets, Inc. are exchanged for Shares, regardless of whether such OP Units are currently exchangeable and (ii) no other party’s OP Units are converted).

(c)    The dates and the number of Shares involved for all transactions in the Shares by American Assets, Inc. in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference.

(d)    Ernest S. Rady has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by American Assets, Inc. as reported herein.

(e)    Not applicable.

SIGNATURE
After reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2018

/s/ Ernest S. Rady

Ernest Rady Trust, U/D/T March 10, 1983

/s/ Ernest S. Rady
Name: Ernest S. Rady
Title: Trustee

American Assets, Inc.

/s/ Ernest S. Rady
Name: Ernest S. Rady
Title: President

SCHEDULE A
ERNEST S. RADY

TRANSACTIONS IN SHARES INDIRECTLY ACQUIRED BY ERNEST S. RADY

Acquisition Date	Direct Owner	Shares Acquired	Price Per Share	Acquisition
02/20/2018	Ernest Rady Trust U/D/T March 10, 1983	49,096	$32.42	Open market purchase
02/21/2018	Ernest Rady Trust U/D/T March 10, 1983	45,059	$32.20	Open market purchase
02/22/2018	Ernest Rady Trust U/D/T March 10, 1983	61,064	$32.56	Open market purchase
02/23/2018	Ernest Rady Trust U/D/T March 10, 1983	44,037	$32.77	Open market purchase
02/26/2018	Ernest Rady Trust U/D/T March 10, 1983	38,506	$32.85	Open market purchase
02/27/2018	Ernest Rady Trust U/D/T March 10, 1983	16,269	$32.13	Open market purchase
02/27/2018	Evelyn Shirley Rady Trust U/D/T March 10, 1983	5,000	$32.13	Open market purchase
02/27/2018	Ernest Rady IRA	5,000	$32.13	Open market purchase
03/01/2018	Ernest Rady Trust U/D/T March 10, 1983	57,198	$31.79	Open market purchase
03/02/2018	Ernest Rady Trust U/D/T March 10, 1983	75,042	$31.65	Open market purchase
03/05/2018	Ernest Rady Trust U/D/T March 10, 1983	36,399	$32.17	Open market purchase
03/06/2018	Ernest Rady Trust U/D/T March 10, 1983	26,681	$32.09	Open market purchase
03/07/2018	Ernest Rady Trust U/D/T March 10, 1983	41,635	$32.31	Open market purchase

SCHEDULE B
ERNEST RADY TRUST U/D/T MARCH 10, 1983

TRANSACTIONS IN SHARES INDIRECTLY ACQUIRED BY ERNEST S. RADY

Acquisition Date	Direct Owner	Shares Acquired	Price Per Share	Acquisition
02/20/2018	Ernest Rady Trust U/D/T March 10, 1983	49,096	$32.42	Open market purchase
02/21/2018	Ernest Rady Trust U/D/T March 10, 1983	45,059	$32.20	Open market purchase
02/22/2018	Ernest Rady Trust U/D/T March 10, 1983	61,064	$32.56	Open market purchase
02/23/2018	Ernest Rady Trust U/D/T March 10, 1983	44,037	$32.77	Open market purchase
02/26/2018	Ernest Rady Trust U/D/T March 10, 1983	38,506	$32.85	Open market purchase
02/27/2018	Ernest Rady Trust U/D/T March 10, 1983	16,269	$32.13	Open market purchase
02/27/2018	Evelyn Shirley Rady Trust U/D/T March 10, 1983	5,000	$32.13	Open market purchase
02/27/2018	Ernest Rady IRA	5,000	$32.13	Open market purchase
03/01/2018	Ernest Rady Trust U/D/T March 10, 1983	57,198	$31.79	Open market purchase
03/02/2018	Ernest Rady Trust U/D/T March 10, 1983	75,042	$31.65	Open market purchase
03/05/2018	Ernest Rady Trust U/D/T March 10, 1983	36,399	$32.17	Open market purchase
03/06/2018	Ernest Rady Trust U/D/T March 10, 1983	26,681	$32.09	Open market purchase
03/07/2018	Ernest Rady Trust U/D/T March 10, 1983	41,635	$32.31	Open market purchase

SCHEDULE C
AMERICAN ASSETS, INC.

None.